May 12, 2015

BY EDGAR

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	BankUnited, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-35039

Dear Mr. Rodriguez:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 30, 2015, relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2014, filed by BankUnited, Inc. (the “Company”) with the Commission on February 26, 2015.

For the Staff’s convenience, the text of the Staff’s comment has been reproduced below in italics. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Staff’s comment letter. Capitalized terms used but not defined herein have the meanings given to them in the 10-K.

Form 10-K for the Year Ended December 31, 2014

1.
Please revise future filings to disclose the geographic composition of the $1.5 billion in commercial loans not originated in Florida or New York described as “National” in the table on page 57 at December 31, 2014.

In response to the Staff’s comment, the Company will include revised disclosure in future filings.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (786) 313-1698.

Sincerely,

BANKUNITED, INC.

By:	/s/ Leslie N. Lunak
Leslie N. Lunak
Chief Financial Officer

cc:	David Irving, Securities and Exchange Commission
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP